SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2012
Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Corporate Taxpayer’s ID (CNPJ/MF): 00.108.786/0001-65

Corporate Registry (NIRE): 35.300.177.240

PUBLICLY-HELD COMPANY

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

DATE, TIME AND VENUE:  On June 26, 2012, at 10:30 a.m., at the Company’s headquarters located at Rua Verbo Divino, 1356, 1º andar, in the City and State of São Paulo.

ATTENDANCE:  Board members representing the necessary quorum, as per signatures below, and Company’s officers (José Félix, Chief Executive and Investor Relations Officer; and Roberto Catalão Cardoso, Chief Financial Officer and Secretary of the meeting), present throughout the meeting.

PRESIDING: Oscar Von Hauske Solis – Chairman and Roberto Catalão Cardoso – Secretary.

AGENDA: 1)  Presentation of correspondence from shareholders with more than 10% of Company’s outstanding publicly-held shares, through which they requested an Special Shareholders’ Meeting; and 2)  call the  Special Shareholders’ Meeting with outstanding publicly-held shares, to be held on July 17, 2012.

RESOLUTIONS:

1)    Board members were presented with correspondence delivered by Mainstay Ações Master Fundo de Investimento de Ações, Mainstay Long Short Fundo de Investimento Multimercado, Mainstay Multiestratégia Master Fundo de Investimento Multimercado, Nest Arb Master FIM, Nest Ações Master FIA, UV Sequóia Fundo de Investimento Multimercado – Investments Abroad – Private Credit, UV Plátano Fundo de Investimento Multimercado - Investments Abroad – Private Credit, UV Ipê Fundo de Investimento Multimercado -  Investments Abroad – Private Credit, and UV Baobá Fundo de Investimento Multimercado – Investments Abroad – Private Credit, shareholders representing 35.2% of Company’s outstanding publicly-held shares, requesting an Special shareholders’ meeting to be called to consider  a new valuation of the Company’s shares for a unified tender offer to acquire all common and preferred shares issued by the Company, to be launched jointly by Embratel Participações S.A. and its subsidiaries, Empresa Brasileira de Telecomunicações S.A. – EMBRATEL and GB Empreendimentos e Participações S.A. (“Offer”).

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

  OF NET SERVIÇOS DE COMUNICAÇÃO S.A. OF JUNE 26, 2012

2)    Board members decided to call a Special shareholders’ meeting, to be held on July 17, 2012, to consider a new valuation of the Company’s shares within the Offer, and, if this is the case, consider (i) employing an appraiser to prepare a report for the new valuation; (ii) the fee for the appraiser; and (iii) the deadline for the new appraiser to present the new valuation report.

CLOSURE:  With no further business to discuss, the meeting was adjourned and these minutes were drawn up, after they were read, they were approved and signed by all Board members in attendance, as well as by the secretary.

SIGNATURES:

Chairman: Oscar Von Hauske Solis

Secretary: Roberto Catalão Cardoso

José Formoso Martínez

Carlos Henrique Moreira

Isaac Berensztejn

Antonio Oscar de Carvalho Petersen Filho

Antonio João Filho

José Antonio Guaraldi Félix

Jorge Luiz de Barros Nóbrega

Rossana Fontenele Berto

Mauro Szwarcwald

Fernando Carlos Ceylão Filho

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 26, 2012

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ José Antonio Guaraldi Félix
José Antonio Guaraldi Félix CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.